June 1, 2009	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Timothy Levenberg, Esquire
Special Counsel
Division of Corporation Finance

Re:	Double Eagle Petroleum Co. Registration Statement on Form S-4
File No. 333-158659
Dear Mr. Levenberg:
As we discussed via telephone on Friday, May 22, 2009, attached are blacklined and clean copies of pages with suggested changes regarding the federal income tax disclosures set forth in the Double Eagle Petroleum Co. (the “Double Eagle”) Registration Statement on Form S-4 (the “Registration Statement”) concerning the proposed merger of Petrosearch Energy Corporation (“Petrosearch”) with a subsidiary of Double Eagle. The proposed changes are intended to be consistent with our telephone discussion. The changed pages being submitted are numbered to correspond to the same page numbers as in the original filing.
We also have attached a draft of the proposed legal opinion that Patton Boggs LLP will sign and file under Exhibit 5 to the Registration Statement regarding the tax consequences of the proposed merger, along with the representation letter that Kurtis Hooley, the Chief Financial Officer of Double Eagle, will execute in connection with the legal opinion.
Based on the Staff’s comments and our telephone discussion with you on Friday, we believe that the approach described above is most responsive to those comments. We look forward to hearing from you at your earliest convenience so we can quickly comply with your requests and move forward with filing the amendment to the Registration Statement. If you have any questions or wish to discuss any matter, please contact the undersigned at 303.894.6378 or Melissa Mong of our firm at 303.894.6131.

Very truly yours,

/s/ Alan L. Talesnick
Alan L. Talesnick

Securities and Exchange Commission
May 15, 2009

cc:	Douglas Brown, Esquire
Mr. Kurtis Hooley, Double Eagle Robert Axelrod, Esquire
Mr. David Collins, Petrosearch Energy Corporation

As filed with the Securities and Exchange Commission on                     , 2009
Registration No. 333-~~______~~ 158659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE EAGLE PETROLEUM CO.
(Exact name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code No.)	83-0214692 (I.R.S. Employer Identification No.)
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:

Alan L. Talesnick, Esq. Melissa L. Mong, Esq. Patton Boggs LLP 1801 California St., Suite 4900 Denver, CO 80202 (303) 830-1776	Robert Axelrod, Esq. Axelrod, Smith and Kirshbaum 5300 Memorial Drive, Suite 700 Houston, TX 77007 (713) 861-1996
Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
Calculation of Registration Fee

		Proposed	Proposed
		Maximum	Maximum
		Offering Price	Aggregate	Amount of
	Amount to be	Per Share or	Offering	Registration
Title of Each Class of Securities to be Registered	Registered(1)	Unit	Price(2)	Fee
Common Stock, par value $0.10 per share	1,792,741	N/A	$6,208,898	$346.47
Common Stock, par value $0.10 per share, Underlying Warrants (3)	33,660	N/A	$1,219,809	$68.07
Total			$7,428,707	$414.54	(4)

(1)	Based upon the maximum number of shares of common stock of Double Eagle Petroleum Co. (“Double Eagle”) to be issued pursuant to the Agreement and Plan of Merger, dated as of March 30, 2009, among Double Eagle, DBLE Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Double Eagle, and Petrosearch Energy Corporation (“Petrosearch”).

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 on the basis of the market value of the shares of Petrosearch common stock to be cancelled in the merger transaction, computed, in accordance with Rule 457(f)(2) and (3), as the product of (i) $0.15 (the average bid and asked price for a share of Petrosearch common stock as of April 15, 2009) and (ii) 41,392,651 (the number of shares of Petrosearch common stock and Petrosearch preferred stock, on an as converted basis, estimated to be outstanding at the time the merger transaction is consummated).

(3)	Includes (a) 14,691 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $46.19 per share; (b) 10,309 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $34.65 per share; and (c) 8,660 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $21.25 per share.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

by Petrosearch stockholders and the completion of other closing conditions, we expect to complete the merger late in the second quarter or the third quarter of 2009.
Petrosearch Stockholders will receive Whole Shares of Double Eagle Common Stock in exchange for both Petrosearch Common Stock and Petrosearch Preferred Stock, on an As-Converted Basis (Page  ___)
If the merger is completed, and there are no closing adjustments based upon the closing stock price of Double Eagle common stock or the final working capital of Petrosearch, then each outstanding share of Petrosearch common stock and each outstanding share of Petrosearch preferred stock, on an as converted basis, will be converted into the right to receive 0.0433 of a share of Double Eagle common stock, plus cash in lieu of any fractional share interest.
The foregoing exchange ratio is subject to possible adjustments under certain circumstances described in “The Merger Consideration” beginning on page  _____.
Comparative Per Share Market Price Information (Page __)
Shares of Double Eagle common stock currently trade on the NASDAQ Global Select Market under the symbol “DBLE”. Shares of Petrosearch common stock are quoted on the OTCBB under the symbol “PTSG.OB”. The following table sets forth the closing sale prices of Double Eagle common stock as reported on the NASDAQ Global Select Market and the closing bid prices of Petrosearch common stock as quoted on the OTCBB on March 30, 2009, the last trading day before we announced the merger, and on  _____, 2009, the last practicable trading day before the distribution of this proxy statement/prospectus.
The following table also includes the equivalent market value per share of Petrosearch common stock on March 30, 2009 and  _____, 2009, which reflects the product of the exchange ratio of 0.0433 multiplied by the last quoted bid price of Double Eagle common stock on the dates indicated.

Equivalent Market
	Double Eagle	Petrosearch	Value Per Share of
	Common Stock	Common Stock	Petrosearch

At March 30, 2009	$5.22	$0.13	$0.23

At _________, 2009	$	$	$
The stock portion of the merger consideration to be received for each share of Petrosearch common stock will be based on a 20-day volume weighted average trading price~~, referred to herein as VWAP,~~ of the Double Eagle common stock for the period ending three trading days prior to consummation of the merger, which is referred to herein as VWAP or the Double Eagle closing stock price. Because the stock portion of the merger consideration to be paid to stockholders of Petrosearch is based on a fixed number of shares of Double Eagle common stock unless certain closing adjustments are made, and because the market value of the shares of Double Eagle common stock to be received by Petrosearch stockholders will change, stockholders of Petrosearch are not assured of receiving a specific market value of Double Eagle common stock, and thus a specific market value for their shares of Petrosearch common stock or Petrosearch preferred stock, at the effective time of the merger. Double Eagle cannot assure you that its common stock will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the Double Eagle common stock from a newspaper, via the Internet or by calling your broker. See “The Merger — Merger Consideration” beginning on page___.
Federal Income Tax Consequences of the Merger (Page __)
Double Eagle and Petrosearch ~~intend to have the merger~~have received an opinion of counsel based on certain facts and assumptions to the effect that the merger will be treated as a “tax-free reorganization” ~~for federal income tax purposes; however, this structure is not definitive because of the potential cash and stock consideration adjustments. Assuming the merger can be treated as a “tax-free reorganization”, then~~. As a result, the Petrosearch stockholders generally will not recognize any gain or a loss on the ~~conversion~~exchange of shares of Petrosearch stock ~~into~~for shares of Double Eagle common stock except in certain circumstances described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page  _____. If the merger does not qualify as a tax-free reorganization, a holder of Petrosearch common stock would recognize gain or loss equal to the amount by which the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch common stock. The parties’ obligation to complete the merger is NOT conditioned on ~~their receipt of an opinion regarding the federal income tax treatment of the merger.~~ the merger qualifying as a tax-free merger. When voting for or against the merger, a Petrosearch shareholder should not assume that the merger will qualify as a tax-free reorganization and should consider any potentially adverse federal income tax consequences depending on whether the merger qualifies as a tax-free reorganization.

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.
Petrosearch’s Financial Advisor Believes that the Merger Consideration is Fair to Petrosearch Stockholders (Page  ___)
Among other factors considered in deciding to approve the merger, the Petrosearch special committee of the Petrosearch board of directors received the opinion of its financial advisor, Wunderlich Securities, Inc., which we refer to in this proxy statement/prospectus as Wunderlich Securities, that, as of March 30, 2009 (the date on which the Petrosearch special committee and board of directors approved the merger agreement), the merger consideration was fair to the holders of Petrosearch common stock and Petrosearch preferred stock from a financial point of view. The opinion, dated as of March 30, 2009, is included in this proxy statement/prospectus as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Wunderlich Securities in providing its opinion. Wunderlich Securities’ opinion is directed to the special committee of the Petrosearch board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Petrosearch has paid Wunderlich Securities a fee of $125,000 for its financial advisory services and fairness opinion rendered in connection with the merger. Petrosearch’s special committee and board were aware of this fee structure and took it into account in considering Wunderlich Securities’ fairness opinion and in approving the merger. In addition, Petrosearch has agreed to reimburse Wunderlich Securities for its reasonable expenses incurred by it on Petrosearch’s behalf, and to indemnify Wunderlich Securities against liabilities arising out of the merger, including the rendering of Wunderlich Securities’ fairness opinion.
Petrosearch Special Committee and Board of Directors Recommends Approval of the Merger (Page __)
Based on Petrosearch’s reasons for the merger described herein, including the fairness opinion of Wunderlich Securities, the Petrosearch board of directors, other than Mr. Richard Dole, Petrosearch’s Chairman, President and Chief Executive Officer, who abstained from voting on the merger, and the Petrosearch special committee, believe that the merger is fair to you and in your best interests and unanimously recommend that you vote “FOR” approval of the merger agreement.
Date, Time and Location of the Special Meeting (Page __)
The special meeting will be held at  _____.m., Central Standard Time, on  _____,  _____, 2009, at  _____  located at  _____. At the special meeting, Petrosearch stockholders will be asked to approve the merger agreement and to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.
Record Date and Voting Rights for the Special Meeting (Page __)
You are entitled to vote at the special meeting if you owned shares of Petrosearch common stock or shares of Petrosearch preferred stock as of the close of business on  _____, 2009. If you are a common stockholder, you will have one vote at the special meeting for each share of Petrosearch common stock that you owned on that date. If you are a preferred stockholder, you will be entitled to vote your preferred stock on an as-converted basis with the common stock, and thus you will be entitled to one vote for each share of common stock in which your preferred stock is convertible into as of the record date.

Because the market price of Double Eagle common stock will fluctuate, Petrosearch stockholders cannot be sure of the market value of the Double Eagle common stock received. A decline in the price of Double Eagle common stock will decrease the value of the merger consideration to be received by Petrosearch stockholders.
When Petrosearch and Double Eagle complete the merger, each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, will be converted into a pro rata share of Double Eagle common stock as the merger consideration. This per share amount is fixed and the consideration paid to the Petrosearch stockholders will not be adjusted for changes in the market price of either Double Eagle common stock or Petrosearch common stock, unless the Double Eagle closing stock price falls below $4.75 or increases above $6.25. In addition, the merger agreement does not provide for any price-based termination right until the Double Eagle closing stock price is equal to or less than $3.00. Accordingly, the consideration paid to the Petrosearch stockholders may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of the completion of the merger. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Double Eagle or Petrosearch, market expectations of the likelihood that the merger will be completed and the timing of completion, general market and economic conditions, commodity prices for oil and natural gas, increasing familiarity with Double Eagle by Petrosearch stockholders, analysts and other market participants, and other factors.
Double Eagle and Petrosearch intend for the merger to qualify as a tax-free reorganization, however, if the aggregate merger consideration to be received by Petrosearch stockholders includes more than 20% cash, the merger will not qualify as a tax-free reorganization and you will have different federal income tax consequences as described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page  _____.
If the Double Eagle closing stock price, as calculated in accordance with the merger agreement, is less than $4.75, a cash payment equal to: (x) $4.75 minus the greater of (i) the Double Eagle closing stock price or (ii) $4.00, multiplied by (y) the aggregate stock consideration as defined in the Merger Agreement, will be made to the Petrosearch stockholders as described under “The Merger — Merger Consideration” on page __. In addition, the merger consideration will be adjusted downward if the final working capital of Petrosearch falls below $8.75 million as of closing. Accordingly, the amount of stock and possibly cash consideration to be received by Petrosearch stockholders is uncertain and may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of completing the merger. If the aggregate merger consideration received by Petrosearch stockholders includes more than 20% cash, the merger will not qualify as a tax-free reorganization and the Petrosearch stockholders may face adverse tax consequences. See “Federal Income Tax Consequences to the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page __.
The fairness opinion obtained by Petrosearch from its financial advisor will not reflect changes in circumstances prior to the merger.
Wunderlich Securities, the financial advisor to Petrosearch, delivered an oral fairness opinion to the Petrosearch special committee and board of directors on March 30, 2009, which was subsequently confirmed in writing dated as of the same date. The fairness opinion states that, as of the date of the opinion, the merger consideration set forth in the merger agreement was fair, from a financial point of view, to the holders of shares of Petrosearch common stock. However, the fairness opinion does not reflect changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Double Eagle or Petrosearch, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Double Eagle and Petrosearch.

19

If Double Eagle is required to pay any Aggregate Cash Consideration, then each holder of Petrosearch common stock and Petrosearch preferred stock, on an as converted basis, shall be entitled to receive a portion of the Aggregate Cash Consideration equal to (A) the number of shares of Double Eagle Common Stock that the holder of Petrosearch common stock or Petrosearch preferred stock is entitled to receive, multiplied by (B) $4.75 less the greater of (I) the Double Eagle closing stock price or (II) $4.00.
In the event that there is any shortfall in the working capital of Petrosearch below $8,750,000 as of a date five business days prior to the effective time, referred to herein as the Final Working Capital Shortfall, an adjustment equal to such Final Working Capital Shortfall shall be made to the aggregate consideration as follows:
•	first as an offset to any Aggregate Cash Consideration; or

•	if there is no Aggregate Cash Consideration or the Final Working Capital Shortfall is greater than the Aggregate Cash Consideration, then the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Closing Stock Price, shall be adjusted to equal:
•	$11,000,000 less the Final Working Capital Shortfall, divided by

•	$11,000,000, and multiplied by

•	the Aggregate Stock Consideration, or if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Stock Price, referred to herein as the “Aggregate Stock Consideration as Adjusted for Working Capital Shortfall”.
No fractional shares of Double Eagle common stock will be issued in connection with the merger. Instead, Double Eagle will make a cash payment to each Petrosearch stockholder who would otherwise receive a fractional share.
Assuming the number of shares of outstanding Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, remain constant at 41,340,584, and the number of shares of Petrosearch common stock issuable upon exercise of the outstanding Petrosearch warrants remains constant at 777,380, then the following scenarios show the merger consideration that would be paid to the Petrosearch stockholders and the corresponding federal income tax consequences depending on assumed changes to the Double Eagle closing stock price and assumed changes due to a Petrosearch Final Working Capital Shortfall. The following scenarios are for convenience purposes only, and do not reflect the actual merger consideration that will be paid to a Petrosearch shareholder or the actual tax consequences at the effective time of the merger unless the underlying assumptions remain the same.
Scenario 1
Assuming the Double Eagle closing stock price is $6.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

42

Scenario 2
Assuming the Double Eagle closing stock price is $7.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,571,429 shares of Double Eagle common stock

Exchange Ratio	0.0380 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 3
Assuming the Double Eagle closing stock price is $7.00 and there is a Final Working Capital Shortfall of $500,000, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,500,000 shares of Double Eagle common stock

Exchange Ratio	0.0363 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 4
Assuming the Double Eagle closing stock price is $4.25 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$896,371 total cash consideration, which will equal a distribution of $0.50 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 5
Assuming the Double Eagle closing stock price is $4.25 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$396,371 ($896,371 less $500,000 shortfall) aggregate cash consideration, which will equal a distribution of $0.22 per share of Double Eagle common stock issued or approximately $0.01 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 6
Assuming the Double Eagle closing stock price is $4.25 and there is a $1,000,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,775,852 shares of Double Eagle common stock

Exchange Ratio	0.0429 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 7
Assuming the Double Eagle closing stock price is $~~3.50~~3.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$1,344,556 total cash consideration, which will equal a distribution of $0.75 cash consideration for each share of Double Eagle common stock issued or approximately $0.03 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 8
Assuming the Double Eagle closing stock price is $3.50 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$844,556 ($1,344,556 less $500,000) total cash consideration, which will equal a distribution of $0.47 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 9
Assuming the Double Eagle closing stock price is below $3.00, Petrosearch will have the option to cancel the merger agreement without paying a $300,000 break up fee. If Petrosearch chooses not to cancel the merger agreement and to continue with the merger~~, the consideration received by the Petrosearch stockholders would be consistent with Scenario 7 above,~~ when the Double Eagle closing stock price is below $3.00, assuming there is no Final Working Capital Shortfall, ~~and consistent with Scenario 8 above, if there is a Final Working Capital Shortfall~~the merger will result in a taxable reorganization.
See “— Federal Income Tax Consequences” commencing on page  _____  for a more detailed description of the tax consequences of the merger to the stockholders of Petrosearch.

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Federal Income Tax Consequences
General. The following description of ~~certain~~the material federal income tax consequences of the merger is based upon the review of Patton Boggs LLP, legal counsel to Double Eagle~~, of the merger agreement~~. The federal income tax laws are complex and the tax consequences of the merger ~~may~~, based on whether or not it qualifies as a tax-free reorganization, will vary depending upon each stockholder’s individual circumstances or tax status. This is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Petrosearch ~~common~~ stock pursuant to the exercise of an employee warrant agreement or right or otherwise as compensation and holders who hold Petrosearch ~~common~~ stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/prospectus, without consideration of the particular facts or circumstances of any holder of Petrosearch ~~common~~ stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.
Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you ~~resulting from the merger.~~of the merger if it qualifies as a tax-free reorganization or if it does not qualify as a tax-free reorganization (and thus is taxable to you).
Any United States federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer; any such advice is written to support the promotion or marketing of the transactions described herein; and each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Neither Double Eagle nor Petrosearch ~~has obtained a tax opinion from legal counsel or~~ intends to seek or obtain a ruling from the IRS as to the federal income tax consequences of the merger and as a result there can be no assurance that the IRS will agree with any of the conclusions described herein.
~~The Merger. To the extent the merger constitutes a tax-free reorganization within the meaning of Section 368(a)(2)(E) of the Code, neither Double Eagle nor Petrosearch will recognize any gain or loss as a result of the merger. If the merger does not constitute a tax-free reorganization within the meaning of Section 368(a)(2)(E) of the Code and the merger is otherwise completed in accordance with the terms of the merger agreement, then Petrosearch will be deemed to have transferred all of its assets and liabilities to Double Eagle in exchange for cash in a taxable transaction. In such case, Petrosearch would recognize gain or loss in an amount equal to the difference between (i) the amount of cash received plus the amount of Petrosearch liabilities assumed by Double Eagle and (ii) the allocable tax basis of the respective assets of Petrosearch deemed transferred in the exchange. Immediately after such deemed taxable exchange, Petrosearch would be deemed to distribute all of its remaining assets to the holders of Petrosearch common stock in complete liquidation of Petrosearch. Petrosearch would incur liability for the payment of any federal income tax recognized to Petrosearch and any additional gain recognized to Petrosearch on its deemed liquidation. The payment of a cash tax liability by Petrosearch would reduce the amount of consideration available for distribution to the stockholders of Petrosearch in liquidation.~~
The Merger. Double Eagle and Petrosearch have received an opinion from Patton Boggs LLP, dated as of the date of this document, regarding certain tax aspects of the merger. The opinion is based on certain facts and assumptions (which are set forth in the attached tax opinion of Patton Boggs LLP), including an assumption that at the effective time of the merger, the total cash to be received by Petrosearch stockholders in exchange for their shares of Petrosearch stock will not exceed 20% of the total merger consideration.
On the basis of such facts and assumptions, Patton Boggs LLP has opined that for federal income tax purposes, the merger, when consummated in accordance with the terms of the merger agreement and the Officers’ Certificates, will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code. Patton Boggs LLP must confirm its opinion as of the effective time of the merger; provided, however, that should the total cash received by Petrosearch stockholders in exchange for their Petrosearch stock exceed 20% of the total merger consideration, the merger will not be a tax-free reorganization, Patton Boggs LLP will not be under any obligation to issue a tax opinion that the merger is a tax-free reorganization, and Double Eagle and Petrosearch, subject to the terms and conditions of the merger agreement, will complete the merger as a taxable transaction.

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Tax Consequences to Petrosearch. If the merger is a tax-free reorganization, Petrosearch will not recognize any taxable gain or loss as a result of the merger. If the merger does not qualify as a tax -free reorganization, Petrosearch will not recognize any taxable gain or loss as a result of the merger.
Tax Consequences to Petrosearch Stockholders. ~~A~~If the merger is a tax-free reorganization, the federal income tax consequences of the merger to a Petrosearch stockholder ~~who receives cash and shares of~~generally will depend on whether the stockholder receives all Double Eagle common stock or a combination of Double Eagle common stock and cash in exchange for the stockholder’s shares of Petrosearch common stock. A Petrosearch stockholder who receives solely shares of Double Eagle common stock in exchange for all of such stockholder’s shares of Petrosearch stock will not recognize any gain or loss on the exchange. A Petrosearch stockholder who receives both Double Eagle common stock and cash consideration in exchange for all of his~~/~~ or her shares of Petrosearch ~~common~~ stock generally will recognize gain, but not loss, ~~in an amount~~with respect to each share of Petrosearch stock exchanged equal to the lesser of (1) the excess, if any, of (a) the sum of the cash (excluding any cash received in lieu of a fractional share of Double Eagle common stock) and the fair market value of the Double Eagle common stock (including any fractional share of Double Eagle common stock deemed to be received and exchanged for cash) over (b) such stockholder’s tax basis in the shares of Petrosearch ~~common~~ stock exchanged in the merger and (2) the amount of cash received by such stockholder. Any gain will be capital gain (except as described below) if the shares of Petrosearch ~~common~~ stock are held by such stockholder as a capital asset at the time of the merger. If the merger does not qualify as a tax-free reorganization, Petrosearch stockholders would be deemed to have sold their shares of Petrosearch common stock for cash and Double Eagle stock. In that situation, Petrosearch stockholders would recognize gain or loss on the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) in excess of such stockholder’s tax basis in his/her Petrosearch stock. Because the terms of the merger do not specify the specific shares that a Petrosearch stockholder may exchange for cash and the specific shares the Petrosearch stockholder may exchange for stock, a Petrosearch stockholder generally must calculate gain or loss separately for each identifiable block of Petrosearch ~~common~~ stock exchanged in the merger, and a loss realized on one block of Petrosearch ~~common~~ stock may not be used by the stockholder to offset a gain realized on another block of its Petrosearch ~~common~~ stock. Stockholders should consult their tax advisors regarding the manner in which cash and Double Eagle common stock should be allocated among their shares of Petrosearch ~~common~~ stock and the specific federal income tax consequences thereof.
If any Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits. For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Petrosearch ~~common~~ stock solely in exchange for Double Eagle common stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the exchange. Receipt of cash in exchange for a portion of the Petrosearch stockholder’s Double Eagle common stock that it is deemed to have been received, will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash is “not essentially equivalent to a dividend” or “substantially disproportionate,” with respect to the Petrosearch stockholder, certain constructive ownership rules must be taken into account. Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. Petrosearch stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Petrosearch ~~common~~ stock will be treated as a dividend. Dividends are generally currently taxed at the same rates that apply to long-term capital gains.
~~If the merger does not constitute a tax-free reorganization within the meaning of Section 368(a)(2)(E) of the Code and the merger is otherwise completed in accordance with the terms of the merger agreement, Petrosearch would be deemed to distribute all of its remaining assets to the holders of Petrosearch common stock in complete liquidation of Petrosearch and a holder of Petrosearch common stock would recognize gain or loss on the amount deemed received in excess of such stockholder’s tax basis in his/her Petrosearch common stock.~~
~~The foregoing tax consequences to the holders of Petrosearch common stock and to Petrosearch could be different if Double Eagle’s acquisition of Petrosearch is consummated in a transaction other than one in which DBLE Acquisition merges into Petrosearch and Petrosearch becomes a wholly-owned subsidiary of Double Eagle.~~

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Cash in Lieu of Fractional Shares. No fractional shares of Double Eagle common stock will be issued in the merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. ~~A Petrosearch stockholder should generally recognize capital gain or loss on such a deemed exchange of the fractional share.~~ If the merger does not ~~constitute~~qualify as a tax-free reorganization ~~within the meaning of Section 368(a)(2)(E) of the Code~~,, a holder of Petrosearch ~~common~~ stock who receives cash in lieu of a fractional share of Double Eagle common stock will be treated as having ~~received cash in a deemed liquidation of Petrosearch, as described above.~~sold all of his/her Petrosearch stock in a fully taxable exchange for cash and shares of Double Eagle common stock.

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As filed with the Securities and Exchange Commission on _________, 2009
Registration No. 333-158659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT
NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE EAGLE PETROLEUM CO.
(Exact name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code No.)	83-0214692 (I.R.S. Employer Identification No.)
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:

Alan L. Talesnick, Esq. Melissa L. Mong, Esq. Patton Boggs LLP 1801 California St., Suite 4900 Denver, CO 80202 (303) 830-1776	Robert Axelrod, Esq. Axelrod, Smith and Kirshbaum 5300 Memorial Drive, Suite 700 Houston, TX 77007 (713) 861-1996
Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Calculation of Registration Fee

		Proposed	Proposed
		Maximum	Maximum
		Offering Price	Aggregate	Amount of
	Amount to be	Per Share or	Offering	Registration
Title of Each Class of Securities to be Registered	Registered(1)	Unit	Price(2)	Fee
Common Stock, par value $0.10 per share	1,792,741	N/A	$6,208,898	$346.47
Common Stock, par value $0.10 per share, Underlying Warrants (3)	33,660	N/A	$1,219,809	$68.07
Total			$7,428,707	$414.54	(4)

(1)	Based upon the maximum number of shares of common stock of Double Eagle Petroleum Co. (“Double Eagle”) to be issued pursuant to the Agreement and Plan of Merger, dated as of March 30, 2009, among Double Eagle, DBLE Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Double Eagle, and Petrosearch Energy Corporation (“Petrosearch”).

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 on the basis of the market value of the shares of Petrosearch common stock to be cancelled in the merger transaction, computed, in accordance with Rule 457(f)(2) and (3), as the product of (i) $0.15 (the average bid and asked price for a share of Petrosearch common stock as of April 15, 2009) and (ii) 41,392,651 (the number of shares of Petrosearch common stock and Petrosearch preferred stock, on an as converted basis, estimated to be outstanding at the time the merger transaction is consummated).

(3)	Includes (a) 14,691 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $46.19 per share; (b) 10,309 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $34.65 per share; and (c) 8,660 shares of Double Eagle common stock issuable upon the exercise of Petrosearch warrants being assumed by Double Eagle at an exercise price of $21.25 per share.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

by Petrosearch stockholders and the completion of other closing conditions, we expect to complete the merger late in the second quarter or the third quarter of 2009.
Petrosearch Stockholders will receive Whole Shares of Double Eagle Common Stock in exchange for both Petrosearch Common Stock and Petrosearch Preferred Stock, on an As-Converted Basis (Page  ___)
If the merger is completed, and there are no closing adjustments based upon the closing stock price of Double Eagle common stock or the final working capital of Petrosearch, then each outstanding share of Petrosearch common stock and each outstanding share of Petrosearch preferred stock, on an as converted basis, will be converted into the right to receive 0.0433 of a share of Double Eagle common stock, plus cash in lieu of any fractional share interest.
The foregoing exchange ratio is subject to possible adjustments under certain circumstances described in “The Merger Consideration” beginning on page  _____.
Comparative Per Share Market Price Information (Page __)
Shares of Double Eagle common stock currently trade on the NASDAQ Global Select Market under the symbol “DBLE”. Shares of Petrosearch common stock are quoted on the OTCBB under the symbol “PTSG.OB”. The following table sets forth the closing sale prices of Double Eagle common stock as reported on the NASDAQ Global Select Market and the closing bid prices of Petrosearch common stock as quoted on the OTCBB on March 30, 2009, the last trading day before we announced the merger, and on  _____, 2009, the last practicable trading day before the distribution of this proxy statement/prospectus.
The following table also includes the equivalent market value per share of Petrosearch common stock on March 30, 2009 and  _____, 2009, which reflects the product of the exchange ratio of 0.0433 multiplied by the last quoted bid price of Double Eagle common stock on the dates indicated.

Equivalent Market
	Double Eagle	Petrosearch	Value Per Share of
	Common Stock	Common Stock	Petrosearch

At March 30, 2009	$5.22	$0.13	$0.23

At _________, 2009	$	$	$
The stock portion of the merger consideration to be received for each share of Petrosearch common stock will be based on a 20-day volume weighted average trading price of the Double Eagle common stock for the period ending three trading days prior to consummation of the merger, which is referred to herein as VWAP or the Double Eagle closing stock price. Because the stock portion of the merger consideration to be paid to stockholders of Petrosearch is based on a fixed number of shares of Double Eagle common stock unless certain closing adjustments are made, and because the market value of the shares of Double Eagle common stock to be received by Petrosearch stockholders will change, stockholders of Petrosearch are not assured of receiving a specific market value of Double Eagle common stock, and thus a specific market value for their shares of Petrosearch common stock or Petrosearch preferred stock, at the effective time of the merger. Double Eagle cannot assure you that its common stock will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the Double Eagle common stock from a newspaper, via the Internet or by calling your broker. See “The Merger — Merger Consideration” beginning on page __.

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Federal Income Tax Consequences of the Merger (Page __)
Double Eagle and Petrosearch have received an opinion of counsel based on certain facts and assumptions to the effect that the merger will be treated as a “tax-free reorganization” As a result, the Petrosearch stockholders generally will not recognize any gain or a loss on the exchange of shares of Petrosearch stock for shares of Double Eagle common stock except in certain circumstances described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page  _____. If the merger does not qualify as a tax-free reorganization, a holder of Petrosearch common stock would recognize gain or loss equal to the amount by which the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch common stock. The parties’ obligation to complete the merger is NOT conditioned on the merger qualifying as a tax-free merger. When voting for or against the merger, a Petrosearch shareholder should not assume that the merger will qualify as a tax-free reorganization and should consider any potentially adverse federal income tax consequences depending on whether the merger qualifies as a tax-free reorganization.
Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.
Petrosearch’s Financial Advisor Believes that the Merger Consideration is Fair to Petrosearch Stockholders (Page  __)
Among other factors considered in deciding to approve the merger, the Petrosearch special committee of the Petrosearch board of directors received the opinion of its financial advisor, Wunderlich Securities, Inc., which we refer to in this proxy statement/prospectus as Wunderlich Securities, that, as of March 30, 2009 (the date on which the Petrosearch special committee and board of directors approved the merger agreement), the merger consideration was fair to the holders of Petrosearch common stock and Petrosearch preferred stock from a financial point of view. The opinion, dated as of March 30, 2009, is included in this proxy statement/prospectus as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Wunderlich Securities in providing its opinion. Wunderlich Securities’ opinion is directed to the special committee of the Petrosearch board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Petrosearch has paid Wunderlich Securities a fee of $125,000 for its financial advisory services and fairness opinion rendered in connection with the merger. Petrosearch’s special committee and board were aware of this fee structure and took it into account in considering Wunderlich Securities’ fairness opinion and in approving the merger. In addition, Petrosearch has agreed to reimburse Wunderlich Securities for its reasonable expenses incurred by it on Petrosearch’s behalf, and to indemnify Wunderlich Securities against liabilities arising out of the merger, including the rendering of Wunderlich Securities’ fairness opinion.
Petrosearch Special Committee and Board of Directors Recommends Approval of the Merger (Page __)
Based on Petrosearch’s reasons for the merger described herein, including the fairness opinion of Wunderlich Securities, the Petrosearch board of directors, other than Mr. Richard Dole, Petrosearch’s Chairman, President and Chief Executive Officer, who abstained from voting on the merger, and the Petrosearch special committee, believe that the merger is fair to you and in your best interests and unanimously recommend that you vote “FOR” approval of the merger agreement.
Date, Time and Location of the Special Meeting (Page __)
The special meeting will be held at  _____.m., Central Standard Time, on  _____,  _____, 2009, at  _____  located at  _____. At the special meeting, Petrosearch stockholders will be asked to approve the merger agreement and to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.
Record Date and Voting Rights for the Special Meeting (Page __)
You are entitled to vote at the special meeting if you owned shares of Petrosearch common stock or shares of Petrosearch preferred stock as of the close of business on  _____, 2009. If you are a common stockholder, you will have one vote at the special meeting for each share of Petrosearch common stock that you owned on that date. If you are a preferred stockholder, you will be entitled to vote your preferred stock on an as-converted basis with the common stock, and thus you will be entitled to one vote for each share of common stock in which your preferred stock is convertible into as of the record date.

5

Because the market price of Double Eagle common stock will fluctuate, Petrosearch stockholders cannot be sure of the market value of the Double Eagle common stock received. A decline in the price of Double Eagle common stock will decrease the value of the merger consideration to be received by Petrosearch stockholders.
When Petrosearch and Double Eagle complete the merger, each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, will be converted into a pro rata share of Double Eagle common stock as the merger consideration. This per share amount is fixed and the consideration paid to the Petrosearch stockholders will not be adjusted for changes in the market price of either Double Eagle common stock or Petrosearch common stock, unless the Double Eagle closing stock price falls below $4.75 or increases above $6.25. In addition, the merger agreement does not provide for any price-based termination right until the Double Eagle closing stock price is equal to or less than $3.00. Accordingly, the consideration paid to the Petrosearch stockholders may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of the completion of the merger. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Double Eagle or Petrosearch, market expectations of the likelihood that the merger will be completed and the timing of completion, general market and economic conditions, commodity prices for oil and natural gas, increasing familiarity with Double Eagle by Petrosearch stockholders, analysts and other market participants, and other factors.
Double Eagle and Petrosearch intend for the merger to qualify as a tax-free reorganization, however, if the aggregate merger consideration to be received by Petrosearch stockholders includes more than 20% cash, the merger will not qualify as a tax-free reorganization and you will have different federal income tax consequences as described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page  _____.
If the Double Eagle closing stock price, as calculated in accordance with the merger agreement, is less than $4.75, a cash payment equal to: (x) $4.75 minus the greater of (i) the Double Eagle closing stock price or (ii) $4.00, multiplied by (y) the aggregate stock consideration as defined in the Merger Agreement, will be made to the Petrosearch stockholders as described under “The Merger — Merger Consideration” on page __. In addition, the merger consideration will be adjusted downward if the final working capital of Petrosearch falls below $8.75 million as of closing. Accordingly, the amount of stock and possibly cash consideration to be received by Petrosearch stockholders is uncertain and may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of completing the merger. If the aggregate merger consideration received by Petrosearch stockholders includes more than 20% cash, the merger will not qualify as a tax-free reorganization and the Petrosearch stockholders may face adverse tax consequences. See “Federal Income Tax Consequences to the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page __.
The fairness opinion obtained by Petrosearch from its financial advisor will not reflect changes in circumstances prior to the merger.
Wunderlich Securities, the financial advisor to Petrosearch, delivered an oral fairness opinion to the Petrosearch special committee and board of directors on March 30, 2009, which was subsequently confirmed in writing dated as of the same date. The fairness opinion states that, as of the date of the opinion, the merger consideration set forth in the merger agreement was fair, from a financial point of view, to the holders of shares of Petrosearch common stock. However, the fairness opinion does not reflect changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Double Eagle or Petrosearch, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Double Eagle and Petrosearch.

If Double Eagle is required to pay any Aggregate Cash Consideration, then each holder of Petrosearch common stock and Petrosearch preferred stock, on an as converted basis, shall be entitled to receive a portion of the Aggregate Cash Consideration equal to (A) the number of shares of Double Eagle Common Stock that the holder of Petrosearch common stock or Petrosearch preferred stock is entitled to receive, multiplied by (B) $4.75 less the greater of (I) the Double Eagle closing stock price or (II) $4.00.
In the event that there is any shortfall in the working capital of Petrosearch below $8,750,000 as of a date five business days prior to the effective time, referred to herein as the Final Working Capital Shortfall, an adjustment equal to such Final Working Capital Shortfall shall be made to the aggregate consideration as follows:
•	first as an offset to any Aggregate Cash Consideration; or

•	if there is no Aggregate Cash Consideration or the Final Working Capital Shortfall is greater than the Aggregate Cash Consideration, then the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Closing Stock Price, shall be adjusted to equal:
•	$11,000,000 less the Final Working Capital Shortfall, divided by

•	$11,000,000, and multiplied by

•	the Aggregate Stock Consideration, or if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Stock Price, referred to herein as the “Aggregate Stock Consideration as Adjusted for Working Capital Shortfall”.
No fractional shares of Double Eagle common stock will be issued in connection with the merger. Instead, Double Eagle will make a cash payment to each Petrosearch stockholder who would otherwise receive a fractional share.
Assuming the number of shares of outstanding Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, remain constant at 41,340,584, and the number of shares of Petrosearch common stock issuable upon exercise of the outstanding Petrosearch warrants remains constant at 777,380, then the following scenarios show the merger consideration that would be paid to the Petrosearch stockholders and the corresponding federal income tax consequences depending on assumed changes to the Double Eagle closing stock price and assumed changes due to a Petrosearch Final Working Capital Shortfall. The following scenarios are for convenience purposes only, and do not reflect the actual merger consideration that will be paid to a Petrosearch shareholder or the actual tax consequences at the effective time of the merger unless the underlying assumptions remain the same.
Scenario 1
Assuming the Double Eagle closing stock price is $6.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 2
Assuming the Double Eagle closing stock price is $7.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,571,429 shares of Double Eagle common stock

Exchange Ratio	0.0380 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 3
Assuming the Double Eagle closing stock price is $7.00 and there is a Final Working Capital Shortfall of $500,000, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,500,000 shares of Double Eagle common stock

Exchange Ratio	0.0363 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 4
Assuming the Double Eagle closing stock price is $4.25 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$896,371 total cash consideration, which will equal a distribution of $0.50 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 5
Assuming the Double Eagle closing stock price is $4.25 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$396,371 ($896,371 less $500,000 shortfall) aggregate cash consideration, which will equal a distribution of $0.22 per share of Double Eagle common stock issued or approximately $0.01 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 6
Assuming the Double Eagle closing stock price is $4.25 and there is a $1,000,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,775,852 shares of Double Eagle common stock

Exchange Ratio	0.0429 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 7
Assuming the Double Eagle closing stock price is $3.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$1,344,556 total cash consideration, which will equal a distribution of $0.75 cash consideration for each share of Double Eagle common stock issued or approximately $0.03 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 8
Assuming the Double Eagle closing stock price is $3.50 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$844,556 ($1,344,556 less $500,000) total cash consideration, which will equal a distribution of $0.47 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 9
Assuming the Double Eagle closing stock price is below $3.00, Petrosearch will have the option to cancel the merger agreement without paying a $300,000 break up fee. If Petrosearch chooses not to cancel the merger agreement and to continue with the merger when the Double Eagle closing stock price is below $3.00, assuming there is no Final Working Capital Shortfall, the merger will result in a taxable reorganization.
See “— Federal Income Tax Consequences” commencing on page  _____  for a more detailed description of the tax consequences of the merger to the stockholders of Petrosearch.

Federal Income Tax Consequences
General. The following description of the material federal income tax consequences of the merger is based upon the review of Patton Boggs LLP, legal counsel to Double Eagle. The federal income tax laws are complex and the tax consequences of the merger, based on whether or not it qualifies as a tax-free reorganization, will vary depending upon each stockholder’s individual circumstances or tax status. This is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Petrosearch stock pursuant to the exercise of an employee warrant agreement or right or otherwise as compensation and holders who hold Petrosearch stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/prospectus, without consideration of the particular facts or circumstances of any holder of Petrosearch stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.
Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger if it qualifies as a tax-free reorganization or if it does not qualify as a tax-free reorganization (and thus is taxable to you).
Any United States federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer; any such advice is written to support the promotion or marketing of the transactions described herein; and each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Neither Double Eagle nor Petrosearch intends to seek or obtain a ruling from the IRS as to the federal income tax consequences of the merger and as a result there can be no assurance that the IRS will agree with any of the conclusions described herein.
The Merger. Double Eagle and Petrosearch have received an opinion from Patton Boggs LLP, dated as of the date of this document, regarding certain tax aspects of the merger. The opinion is based on certain facts and assumptions (which are set forth in the attached tax opinion of Patton Boggs LLP), including an assumption that at the effective time of the merger, the total cash to be received by Petrosearch stockholders in exchange for their shares of Petrosearch stock will not exceed 20% of the total merger consideration.
On the basis of such facts and assumptions, Patton Boggs LLP has opined that for federal income tax purposes, the merger, when consummated in accordance with the terms of the merger agreement and the Officers’ Certificates, will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code. Patton Boggs LLP must confirm its opinion as of the effective time of the merger; provided, however, that should the total cash received by Petrosearch stockholders in exchange for their Petrosearch stock exceed 20% of the total merger consideration, the merger will not be a tax-free reorganization, Patton Boggs LLP will not be under any obligation to issue a tax opinion that the merger is a tax-free reorganization, and Double Eagle and Petrosearch, subject to the terms and conditions of the merger agreement, will complete the merger as a taxable transaction.
Tax Consequences to Petrosearch. If the merger is a tax-free reorganization, Petrosearch will not recognize any taxable gain or loss as a result of the merger. If the merger does not qualify as a tax -free reorganization, Petrosearch will not recognize any taxable gain or loss as a result of the merger.

Tax Consequences to Petrosearch Stockholders. If the merger is a tax-free reorganization, the federal income tax consequences of the merger to a Petrosearch stockholder generally will depend on whether the stockholder receives all Double Eagle common stock or a combination of Double Eagle common stock and cash in exchange for the stockholder’s shares of Petrosearch common stock. A Petrosearch stockholder who receives solely shares of Double Eagle common stock in exchange for all of such stockholder’s shares of Petrosearch stock will not recognize any gain or loss on the exchange. A Petrosearch stockholder who receives both Double Eagle common stock and cash consideration in exchange for all of his~~/~~ or her shares of Petrosearch stock generally will recognize gain, but not loss, with respect to each share of Petrosearch stock exchanged equal to the lesser of (1) the excess, if any, of (a) the sum of the cash (excluding any cash received in lieu of a fractional share of Double Eagle common stock) and the fair market value of the Double Eagle common stock (including any fractional share of Double Eagle common stock deemed to be received and exchanged for cash) over (b) such stockholder’s tax basis in the shares of Petrosearch stock exchanged in the merger and (2) the amount of cash received by such stockholder. Any gain will be capital gain (except as described below) if the shares of Petrosearch stock are held by such stockholder as a capital asset at the time of the merger. If the merger does not qualify as a tax-free reorganization, Petrosearch stockholders would be deemed to have sold their shares of Petrosearch common stock for cash and Double Eagle stock. In that situation, Petrosearch stockholders would recognize gain or loss on the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) in excess of such stockholder’s tax basis in his/her Petrosearch stock. Because the terms of the merger do not specify the specific shares that a Petrosearch stockholder may exchange for cash and the specific shares the Petrosearch stockholder may exchange for stock, a Petrosearch stockholder generally must calculate gain or loss separately for each identifiable block of Petrosearch stock exchanged in the merger, and a loss realized on one block of Petrosearch stock may not be used by the stockholder to offset a gain realized on another block of its Petrosearch stock. Stockholders should consult their tax advisors regarding the manner in which cash and Double Eagle common stock should be allocated among their shares of Petrosearch stock and the specific federal income tax consequences thereof.
If any Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits. For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Petrosearch stock solely in exchange for Double Eagle common stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the exchange. Receipt of cash in exchange for a portion of the Petrosearch stockholder’s Double Eagle common stock that it is deemed to have been received, will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash is “not essentially equivalent to a dividend” or “substantially disproportionate,” with respect to the Petrosearch stockholder, certain constructive ownership rules must be taken into account. Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. Petrosearch stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Petrosearch stock will be treated as a dividend. Dividends are generally currently taxed at the same rates that apply to long-term capital gains.
Cash in Lieu of Fractional Shares. No fractional shares of Double Eagle common stock will be issued in the merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. If the merger does not qualify as a tax-free reorganization, a holder of Petrosearch stock who receives cash in lieu of a fractional share of Double Eagle common stock will be treated as having sold all of his/her Petrosearch stock in a fully taxable exchange for cash and shares of Double Eagle common stock.

June , 2009	Patton Boggs LLP
(202) 457-6000
Board of Directors
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202
Board of Directors
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77057
Ladies and Gentlemen:
You have requested our opinion as to the federal income tax consequences of the proposed acquisition of Petrosearch Energy Corporation, a Nevada corporation (“Petrosearch”), by Double Eagle Petroleum Co., a Maryland corporation (“Double Eagle”), pursuant to the Agreement and Plan of Merger by and among Double Eagle, DBLE Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Double Eagle (“Merger Sub”), and Petrosearch dated as of March 30, 2009 (the “Merger Agreement”). The acquisition by Double Eagle of Petrosearch is structured whereby Double Eagle formed Merger Sub that will merge with and into Petrosearch, with Petrosearch as the surviving institution and becoming a wholly owned subsidiary of Double Eagle (the “Merger”). All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.
Our opinions are based on the STATEMENT OF FACTS and our examination of the Merger Agreement, the registration statement filed on Form S-4 with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion. In rendering our opinion, we also have relied upon written representations and covenants by each of Double Eagle and Petrosearch included in their respective Certificates of Representations. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies; (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect; (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof; (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete; (v) the Merger will be completed in the manner contemplated by the Merger Agreement and the Registration Statement; and (vi) the Aggregate Stock Consideration issued in the Merger in exchange for the Company Capital Stock represents at least eighty-percent (80%) of the total consideration received by Petrosearch stockholders in the Merger.

Boards of Directors
June ____, 2009

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Unless otherwise noted, Section references are to the Code as in effect at the date of this letter.
STATEMENT OF FACTS
The respective independent Special Committees of the Boards of Directors of Double Eagle and Petrosearch and the respective Boards of Directors of Double Eagle and Petrosearch, excluding Richard Dole, who recused himself from voting, have determined that it is in the best interests of their respective companies and their shareholders to merge Merger Sub with and into Petrosearch, with Petrosearch surviving, in exchange for Double Eagle issuing shares of Double Eagle common stock, par value $0.10 per share (“Double Eagle Common Stock”), and cash to Petrosearch stockholders pursuant to the Merger Agreement.
The Merger will be structured as follows:
1.
Merger Sub will merge with and into Petrosearch in accordance with the laws of the United States and the State of Nevada with the separate corporate existence of Merger Sub ceasing and Petrosearch surviving and becoming the wholly owned subsidiary of Double Eagle. The Merger will become effective upon filing the Articles of Merger with the Nevada Secretary of State in accordance with applicable Nevada law.

2.
At the Effective Time, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Company Capital Stock held as treasury shares and shares of Company Capital Stock already owned directly or indirectly by Double Eagle or Petrosearch or any of their respective subsidiaries (“Excluded Shares”)) will be cancelled and extinguished and be converted automatically into the right to receive that number of shares of Parent Common Stock equal to the Exchange Ratio, subject to adjustment as discussed in the paragraph below and as provided in the Merger Agreement.

Boards of Directors
June ____, 2009

3.
If at the Effective Time, the Parent Closing Stock Price is below $4.75 per share, an aggregate cash payment (the “Aggregate Cash Consideration”), in addition to the Aggregate Stock Consideration, will be made to the holders of Company Capital Stock equal to: (x) $4.75 minus the greater of (i) the Parent Closing Stock Price or (ii) $4.00, multiplied by (y) the Aggregate Stock Consideration. In addition, in the event there is a Final Working Capital Shortfall for Petrosearch as of a date five business days prior to the Effective Time, the aggregate consideration shall be adjusted in an amount equal to the Final Working Capital Shortfall as follows: (i) first, as an offset to any Aggregate Cash Consideration; or (ii) if there is no Aggregate Cash Consideration or the Final Working Capital Shortfall is greater than the Aggregate Cash Consideration, then the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Parent Stock Price, shall be adjusted to equal: (x) $8,750,000 less the Final Working Capital Shortfall, divided by (y) $8,750,000, and multiplied by (z) the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Parent Stock Price.

The Merger Agreement does not require that at least 80% of the shares of Company Capital Stock be exchanged for Parent Common Stock or that at least a specified percentage of the value of the aggregate consideration at closing will consist of Parent Common Stock.
At the Effective Time, all shares of Company Capital Stock that are owned by Petrosearch as treasury stock and all shares of Company Capital Stock that are owned directly or indirectly by Double Eagle or Petrosearch or any of their respective Subsidiaries will be cancelled and will cease to exist and no stock of Double Eagle or other consideration will be delivered in exchange therefor. No certificate or scrip representing fractional shares of Parent Common Stock will be issued in the Merger. Each holder of Company Capital Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock will receive in lieu thereof cash in an amount determined by multiplying such fractional share of Parent Common Stock by the Parent Closing Stock Price.
Pursuant to the Merger Agreement, no Petrosearch stockholder shall have dissenter’s rights pursuant to the exemption set forth in Section 92A.390 of the Nevada Revised Statutes, and Petrosearch shall not take any action that would allow the stockholders of any Company Capital Stock to have dissenter’s rights in connection with the Merger. Further, all Company Warrants that are outstanding as of the Effective Time shall be assumed by Double Eagle (each such warrant, an “Assumed Warrant”), and each Assumed Warrant will continue to have, and be subject to, the same terms and conditions of such Assumed Warrant immediately prior to the Effective Time with such adjustments and limitations as set forth in the Merger Agreement.

Boards of Directors
June ____, 2009

OPINION
Based on the terms of the Merger Agreement, our review of other records and documents, the representations provided in the Certificates of Representations, the facts described in the STATEMENT OF FACTS, and our review of such matters of law as we have deemed appropriate and, assuming (i) the Merger occurs in accordance with the Merger Agreement and (ii) at the Effective Time, the Aggregate Stock Consideration issued in the Merger in exchange for the Company Capital Stock represents at least eighty-percent (80%) of the total consideration received by Petrosearch stockholders in the Merger, we are of the opinion that:
1.
The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Petrosearch, Double Eagle and Merger Sub will each be “a party to a reorganization” within the meaning of Code Section 368(b).

2.	No gain or loss will be recognized by Double Eagle, Merger Sub, or Petrosearch as a result of the Merger.
3.
A Petrosearch stockholder who receives solely Parent Common Stock in exchange for all of such stockholder’s shares of Company Capital Stock pursuant to the Merger will not recognize gain or loss on the exchange (Code Section 354(a)(1)).

4.
A Petrosearch stockholder who receives both Parent Common Stock and cash consideration in exchange for all of his or her shares of Company Capital Stock generally will recognize gain, but not loss, with respect to each share of Company Capital Stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the Parent Common Stock received (including any fractional share of Parent Common Stock deemed to be received and exchanged for cash) for such share of Company Capital Stock and the amount of cash received (excluding any cash received in lieu of a fractional share of Parent Common Stock) in exchange for such share of Company Capital Stock over (2) the stockholder’s tax basis in such share of Company Capital Stock; and (ii) the cash received by such stockholder for such share of Company Capital Stock (Code Section 356(a)(1)). Because the terms of the exchange do not specify the specific shares that a Petrosearch stockholder exchanges for cash and the specific shares the Petrosearch stockholder exchanges for stock, a Petrosearch stockholder who receives cash and shares of Parent Common Stock will be treated as receiving for each share of Company Capital Stock a pro rata portion of the total shares of Parent Common Stock received by the stockholder (including fractional shares deemed received) and a pro rata portion of the total cash (other than for fractional shares) received by the stockholder (Treasury Regulations Section 1.356-2(b)). Gain will be long-term capital gain if the shares of Company Capital Stock with respect to which the gain is recognized were held as a capital asset at the Effective Time of the Merger for more than one year. If, however, any such Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits (Code Section 356(a)(2)). For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Company Capital Stock solely in exchange for Parent Common Stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

Boards of Directors
June ____, 2009

5.
A Petrosearch stockholder’s aggregate basis of all of the Parent Common Stock actually received pursuant to the Merger will be the same as his or her basis in Company Capital Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received, and the amount of cash, if any, treated as received (other than cash for fractional share interest), and increased by the amount treated as a dividend, if any, and the amount of gain, if any, recognized by such stockholder with respect to such share (Code Section 358(a)(1)). A Petrosearch stockholder who holds multiple blocks of Company Capital Stock may be permitted to allocate basis among specific shares of stock received and the holding periods of shares of stock received when the transferor exchanges shares with varying tax bases or holding periods (Treasury Regulations Section 1.358-2).

6.
A Petrosearch stockholder’s holding period in each share of Parent Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of Company Capital Stock surrendered in exchange for the share of Parent Common Stock, provided that the exchanged shares of Company Capital Stock were held by such stockholder as a capital asset at the Effective Time of the Merger (Code Section 1223(1)).7. No fractional shares of Parent Common Stock will be issued in the Merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. A Petrosearch stockholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s tax basis in the fractional share (IRS Revenue Procedure 66-365, 1966-2 C-B. and Revenue Procedure 77-41, 1977-2 C.B. 574). Any capital gain or loss will be long-term capital gain or loss if the Company Capital Stock exchanged was held by such stockholder as a capital asset for more than one year at the Effective Time of the Merger.

Boards of Directors
June ____, 2009

8.
Each holder of a Company Warrant that is assumed by Double Eagle at the Effective Time of the Merger should not recognize any gain or loss on the exchange of the Company Warrant solely for an Assumed Warrant. (Code Section 354(a)(1)).

SCOPE OF OPINION
The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. We have assumed the accuracy of the representations made by Double Eagle and Petrosearch of which we have made no independent investigation.
Our opinion is based on case law, the Code, Treasury Regulations promulgated thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.

Boards of Directors
June _____, 2009

CONSENT
This opinion is being furnished only to Double Eagle and Petrosearch and their respective stockholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion in certain regulatory filings in connection with the Merger.
Sincerely,
DRAFT
PATTON BOGGS LLP
BJF/SPC

Double Eagle Petroleum Co. Letterhead
June _____, 2009
Patton Boggs LLP
2550 M St NW
Washington, DC 20037

Re:	CERTIFICATE OF REPRESENTATIONS OF DOUBLE EAGLE PETROLEUM CO. REGARDING CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OF DBLE ACQUISITION CORPORATION, A NEWLY-FORMED SUBSIDIARY OF DOUBLE EAGLE PETROLEUM CO., WITH AND INTO PETROSEARCH ENERGY CORPORATION
Gentlemen:
In accordance with your request, Double Eagle Petroleum Co. (“Double Eagle”) hereby makes the following representations in connection with the issuance of your opinion letter per Section  _____  of the Agreement and Plan of Merger, dated as of March 30, 2009, by and among Double Eagle, DBLE Acquisition Corporation (“Merger Sub”) and Petrosearch Energy Corporation (“Petrosearch”) (the “Merger Agreement”), as to certain federal income tax consequences of the merger of Merger Sub, a newly-formed subsidiary, with and into Petrosearch with Petrosearch surviving (collectively, the “Merger”).
In connection with such opinion, and recognizing that Patton Boggs LLP will rely on this letter in rendering its opinion, the undersigned, a duly authorized officer of Double Eagle and acting as such, hereby certifies, after making due inquiry of the other officers of Double Eagle and Merger Sub when the undersigned did not have direct knowledge, that, to the best knowledge of the undersigned, the facts relating to the Merger as described in the Form S-4 Registration Statement, as amended, filed by Double Eagle with the Securities and Exchange Commission (the “Registration Statement”), the statements and representations stated herein and in the Merger Agreement are true, correct and complete in all respects at the date hereof and will be true, correct and complete in all respects as of the Effective Time (as defined in the Merger Agreement).
For purposes of the statements below,
•	Capitalized terms not defined in this letter have the meanings assigned to them in the Merger Agreement.

•	All references in this letter to “Sections” are to Sections of the United States Internal Revenue Code of 1986, as amended (the “Code”).

•
The term “qualified group” means a group of corporations connected by direct ownership of at least 80 percent of the total share voting power and 80 percent of total share value of at least one member, or with respect to each corporation, at least 80 percent of the voting power of all its shares entitled to vote or at least 80 percent of total share value of all its shares, is owned, directly by one of the other corporations.

•
The term “controlled partnership” means a partnership in which (i) members of the qualified group have, in the aggregate, interests representing at least 33 1/3 percent of the partnership interests, or (ii) one or more members of the qualified group have active and substantial management functions.

•
The term “related persons” means (i) members of the same “affiliated group,” which generally is a group of corporations connected by direct ownership of at least 80 percent of the total share voting power and 80 percent of total share value of each member, or (ii) with respect to each corporation, at least 50 percent of the voting power of all its shares entitled to vote or at least 50 percent of total share value of all its shares, are owned, directly or constructively by the same corporation.

•
The term “control within the meaning of Section 368(c)” means the ownership of stock possessing (i) at least 80 percent of the total combined voting power of all classes of stock entitled to vote and (ii) at least 80 percent of the total number of shares of all other classes of stock of the corporation.

•
The term “investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv)” means a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are held for investment. In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets. For this purpose, a corporation shall be considered a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding. In general, a domestic corporation is a regulated investment company if, under the Investment Company Act of 1940, the corporation is a management company, a unit investment trust, a business development company or a common trust fund or similar fund meeting certain requirements. In general, a domestic corporation is a real estate investment trust if it files an election to be treated as such, derives a significant portion of its gross income from real estate investments, owns real estate assets which constitute a significant portion of the value of its total assets and complies with certain other ownership and administrative requirements.

1.	The Merger will be effected in accordance with the Merger Agreement and the laws of the State of Nevada and of the United States.
2.
None of Double Eagle or its Subsidiaries owns, nor has it owned, any shares of Petrosearch Capital Stock. Double Eagle does not have any plans to acquire any additional shares of Petrosearch Capital Stock before the Merger.

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3.
Merger Sub, Double Eagle and Petrosearch management formulated, analyzed, approved and adopted a single, integrated plan for the Merger consisting of the Merger Agreement and associated board resolutions authorizing the steps necessary to effect the Merger and reflecting the intention of each party that the Merger constitute a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E).

4.
There is no plan or intention to liquidate Petrosearch, to merge Petrosearch into another corporation, to cause Petrosearch to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business, or to a member of a qualified group of, or to a controlled partnership of, Double Eagle.

5.	None of Double Eagle, Petrosearch or any related person has any plan or intention to redeem or otherwise reacquire shares of Double Eagle Common Stock issued in the Merger.
6.	Double Eagle, Merger Sub, Petrosearch and Petrosearch stockholders will each pay their own expenses, if any, incurred in connection with the Merger.
7.	There is no indebtedness existing between Double Eagle and Petrosearch or between Merger Sub and Petrosearch.
8.	There is no plan to discontinue the use of a significant portion of the historic business assets of Petrosearch.
9.
None of the compensation received by any stockholder-employees of Petrosearch will be separate consideration for, or allocable to, any shares of Petrosearch Capital Stock; none of the shares of Double Eagle Common Stock received by any stockholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

10.
The fair market value of the Double Eagle Common Stock and cash issued to the Petrosearch stockholders other than Double Eagle and its Subsidiaries will approximately equal the fair market value of the Capital Stock held by Petrosearch stockholders other than Double Eagle and its Subsidiaries exchanged in the Merger. The Aggregate Stock Consideration and Aggregate Cash Consideration, if applicable, that will be exchanged for all of the shares of Petrosearch Capital Stock was determined based on arm’s-length bargaining.

11.
Following the Merger, Petrosearch will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets that it held immediately prior to the Merger. For purposes of this representation, amounts paid by Petrosearch for reorganization expenses will be considered assets held by Petrosearch immediately prior to the Merger but not immediately following the Merger.

12.
Following the Merger, Petrosearch will hold at least 90 percent of the fair market value of Merger Sub’s net assets and at least 70 percent of the fair market value of Merger Sub’s gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by Merger Sub for reorganization expenses will be considered assets held by Merger Sub immediately prior to the Merger but not immediately following the Merger.

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13.
Any liabilities of Merger Sub assumed by Petrosearch, and any liabilities to which the transferred assets of Merger Sub are subject to, were incurred by Merger Sub in the ordinary course of its business.

14.	The Merger is being effected for the business purposes described in the Registration Statement.
15.	Prior to the transaction, Double Eagle will be in control of Merger Sub within the meaning of Section 368(c).
16.
Following the transaction, there is no present intention or plan for Petrosearch to issue additional shares of its stock that would result in Double Eagle losing control of Petrosearch within the meaning of Section 368(c).

17.	Neither Double Eagle nor Petrosearch is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) and (iv).
18.	Neither Double Eagle nor Petrosearch is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).
19.
All required U.S. federal income tax and state and local tax elections and forms relating to any aspect of the Merger will be properly and timely filed with the appropriate U.S. federal and state and local tax authorities.

[Signature Page Follows]

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This letter is being furnished to Patton Boggs LLP solely for its benefit and for use in rendering the tax opinions of Patton Boggs LLP in connection with the Merger and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without the express written consent of Double Eagle.

Double Eagle Petroleum Co.

By:
Kurtis Hooley
Chief Financial Officer

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